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June 23, 2006



VIA FACSIMILE
-------------

Pamela A. Long, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549


Re: Request for Accelerated Effectiveness of PGT, Inc.'s Registration Statement on Form S-1, File No. 333-132365 (the "Registration Statement")
     ---------------------------------------------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of PGT, Inc., under the Registration Statement that the effective date of the Registration Statement be accelerated so that the Registration Statement, as amended prior to the effective time, may be declared effective at 3:00 p.m. New York City time on June 27, 2006 or as soon thereafter as practicable.

The following information with respect to the distribution of the preliminary prospectus dated June 9, 2006 (the "Preliminary Prospectus") is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

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                                      -2-


The approximate number of Preliminary Prospectuses distributed between June 9, 2006 and June 22, 2006 is as follows:


                                               No. of Copies Dated
                                                  June 9, 2006
                                                  ------------

               Underwriters                           4500
               Dealers                                 750
               Potential Investors                    2750
               Others                                   10

               Total:                                 8010

Sincerely,

DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES INC.
JMP SECURITIES LLC
RAYMOND JAMES & ASSOCIATES, INC.
SUNTRUST ROBINSON HUMPHREY CAPITAL MARKETS, INC.

By:     DEUTSCHE BANK SECURITIES INC.


By:     /s/ Brad Miller
        ------------------------
        Name: Brad Miller
        Title: Managing Director


By:     /s/ Warren Estey
        ------------------------
        Name: Warren Estey
        Title: Director